SEC
Mail Processing
Section

MAR 04 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT ARCHITECTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 PETALUMA BLVD NORTH
(No. and Street)

PETALUMA (City) CA (State) 94952-3079 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID HADDOCK (707) 763-7861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD ST, SUITE 204 (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13014101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HADDOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT ARCHITECTS, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY DUCKWORTH
Commission # 1905072
Notary Public - California
Sonoma County
My Comm. Expires Sep 23, 2014

Notary Public

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ARCHITECTS, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

SANDLER & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INVESTMENT ARCHITECTS, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

INVESTMENT ARCHITECTS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2012

CONTENTS

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Independent Accountant's Report

To the Board of Directors of
Investment Architects, Inc.

We have audited the accompanying financial statements of Investment Architects, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Cayman Island Office: 27 Hospital Road, PO Box 1748, Grand Cayman, KY1-1109

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information on pages 12 and 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Needham, Massachusetts
February 25, 2013

Sanler & Company, P.C.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	148,203
Deposits with clearing broker		25,015
Commissions receivable		50,449
Investment in securities, at fair value (cost $14,607)		22,491
Prepaid expenses		21,163
Property and equipment, net of accumulated depreciation of $32,884		783
Other assets		575
Total assets	$	268,679

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	46,653
Acounts payable and accrued expenses		8,162
Accrued income taxes payable		5,265
Total liabilities		60,080
Stockholders' equity		
Common stock, no par value, 1,000 shares authorized, 540 issued and outstanding		7,500
Retained earnings		201,099
Total stockholders' equity		208,599
Total liabilities and stockholders' equity	$	268,679

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commission income	$ 1,905,986
Change in unrealized gain on investment in securities	432
Other income	516
Total revenues	1,906,934
Expenses:	
Commissions	1,629,372
Compensation, payroll taxes and benefits	121,815
Communications	8,029
Depreciation	222
Financial technology services	39,859
Insurance	36,764
Licenses and permits	15,723
Office	3,101
Other	9,831
Professional fees	8,643
Rent	6,480
Utilities	3,504
Total expenses	1,883,343
Net income before income taxes	23,591
Income tax expense	5,265
Net income	$ 18,326

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 182,773	$ 190,273
Net income	-	18,326	18,326
Balance, end of year	$ 7,500	$ 201,099	$ 208,599

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 18,326
Adjustments to reconcile net income to net cash provided by operating activites:	
Change in unrealized gain on investment in securities	(432)
Depreciation	222
Changes in operating assets and liabilities:	
Deposits with clearing broker	(9)
Commissions receivable	19,134
Prepaid expenses	(8,047)
Accounts payable and accrued expenses	3,480
Accrued income taxes payable	5,265
Commissions payable	(33,277)
Total adjustments	(13,664)
Net cash provided by operating activities	4,662
Cash at beginning of year	143,541
Cash at end of year	$ 148,203

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. Description of Operations

Investment Architects, Inc. (the "Company"), was incorporated in the State of California in 1984. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an independently owned, full service broker dealer, whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and accordingly operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

Cash includes a checking account at a bank and cash account held by the clearing broker for the benefit of the Company.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

See independent accountant's report.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 years) of related assets.

Valuation of Investments

Investments are carried at fair value. Fair values for securities which are freely tradable on a securities exchange or other active markets are determined by the last sales price on the last business day of the period.

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to level 1 measurements. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholder's equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012

Subsequent Events

Management has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk

The Company has a brokerage agreement with Wedbush Morgan Securities under which Wedbush Morgan Securities acts as a clearing broker for the Company. The Company introduces all of its customers' securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

The clearing broker also carries separate cash and securities accounts for the Company. These accounts serve as collateral for any amounts due to the clearing broker, as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on the cash deposits at the average overnight repurchase rate.

See independent accountant's report.

4. Property and Equipment

Property and equipment are recorded at cost and summarized by major classifications as follows:

Furniture and fixtures	$ 3,014
Computer and equipment	30,653
Less: Accumulated depreciation	(32,884)
Net property and equipment	$ 783

Depreciation expense for the year ended December 31, 2012 was $222.

5. Occupancy

The Company has leased its facilities on a month to month basis payable at a rate of $1,273 per month until March 2012 and increased to $1,311 thereafter. The Company shares the rent with an affiliated company, Resource Investment Architects, Inc. During 2012 the rent expense incurred by the Company amounted to $6,480.

6. Risk Concentrations

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits with brokers are not covered by FDIC insurance.

7. Related Party Transactions

The shareholders of the Company and a person related to one of the shareholders received commissions during 2012 amounting to $72,801.

8. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as discussed in Note 2. The following table presents information about the Company's assets measured at fair value, as summarized below.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Investment in Securities	$ 22,491	$ -	$ -	$ 22,491

9. Net Capital Requirements

The Company is required by SEC Rule 15c3-1 to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2012, the Company had net capital of $177,630, which was $172,630 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.338 to 1.

10. Contingency

The Company's former workers compensation insurer has presented assessments for additional premiums of approximately $32,000 for 2010 and 2011. The assessments are based on the insurer's contention that the Company's representative brokers, currently compensated by the Company as independent contractors, should be classified as employees for purposes of workers compensation insurance. Management believes that there is substantial support for treating the brokers as independent contractors, and it intends to contest the insurer's assessment. Management expects that the matter will be resolved without material effect on the Company's financial position.

See independent accountant's report.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Total stockholders' equity		$ 208,599
Deductions		
Non-allowable assets:		
Commissions receivable	$ 32	
Prepaid expenses	21,163	
Property and equipment, net	783	
Other assets	575	
		22,553
Net capital before haircuts		186,046
Less:		
Haircuts on securities	3,374	
Undue concentration	583	
Fidelity bond	4,459	
		8,416
Net capital		$ 177,630
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 8,162	
Accrued income taxes payable	5,265	
Commissions payable	46,653	
		$ 60,080
Computation of net capital requirements		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		$ 5,000
Excess net capital		$ 172,630
Ratio of aggregate indebtedness to net capital		33.82%

See independent accountant's report.

INVESTMENT ARCHITECTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2012

The following is a reconciliation of the net capital per Form X-17A-5, Part II-A filing as of December 31, 2012:

Net capital, as reported in the Company's	
Part II (unaudited) FOCUS report	$ 207,208
Fidelity Bond	(4,459)
Prepaid expenses	(21,163)
Haircuts on securities position (including undue concentration)	(3,956)
Net capital per above	$ 177,630
Aggregate indebtedness as reported in the Company's	
Part II (unaudited) FOCUS report	$ 60,080
Aggregate indebtedness, as reported herein	$ 60,080

See independent accountant's report.

INVESTMENT ARCHITECTS, INC.

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)4
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2012

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Investment Architects, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation ("SIPC") Assessments and Payments for the year ended December 31, 2012, which were agreed to by Investment Architects, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other state regulatory authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the period beginning January 1, 2012 and ending December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company, P.C.

Needham, Massachusetts
February 25, 2013

INVESTMENT ARCHITECTS, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2012

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2012	July 27, 2012	$ 15	$ 15
SIPC-7 general assessment for the fiscal year ended December 31, 2011	March 8, 2012	257	257
		$ 272	$ 272

Name of collection agent: Financial Industry Regulatory Authority

INVESTMENT ARCHITECTS, INC.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITOR'S ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)

YEAR ENDED DECEMBER 31, 2012

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Supplemental Report of Independent Auditor's on Internal Control Required by SEC Rule 17a-5(g)

To the Board of Directors of
Investment Architects, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Architects, Inc. ("the Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregated debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Consequently the Company does not have practices and procedures to ensure compliance with regulations applicable to those functions.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Needham, Massachusetts
February 25, 2013

Sullivan & Company, P.C.